# Dreyfus Premier Short-Intermediate Municipal Bond Fund

**ANNUAL REPORT** March 31, 2008





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Short-Intermediate Municipal Bond Fund, covering the 12-month period from April 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging periods for municipal bond investors in recent memory. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. The municipal bond markets have been further pressured by major bond insurers, which presently still face potential rating downgrades, making their ability to continue to do business unlikely. Particularly hard-hit were lower-rated municipal bonds and those carrying third-party insurance from such independent bond insurers.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of April 1, 2007, through March 31, 2008, as provided by Monica S. Wieboldt, Senior Portfolio Manager*

### Fund and Market Performance Overview

For the 12-month period ended March 31, 2008, Dreyfus Premier Short-Intermediate Municipal Bond Fund's Class B shares produced a total return of 2.87% and Class D shares produced a total return of 3.90%.[1] In comparison the fund's benchmark, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), provided a total return of 6.31% for the reporting period.[2] In addition, the average total return for all funds reported in the Lipper Short Municipal Debt Funds category was 2.84%.[3]

Volatility in the municipal bond market increased significantly over the reporting period as a credit crisis spread from sub-prime mortgages to other areas of the financial markets. Although the fund outperformed its Lipper category average, it produced lower returns than the Index, due in part to a shorter-than-average duration.

### The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax. The fund will invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus, but may continue to hold bonds which are subsequently downgraded to below investment grade.[4] The fund invests primarily in municipal bonds with remaining maturities of five years or less and generally maintains a dollar-weighted average portfolio maturity of two to three years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

### Credit and Economic Concerns Fueled Market Turmoil

After gaining value early in the reporting period, municipal bonds began to falter over the summer of 2007 as a weakening U.S. economy and credit concerns in the sub-prime mortgage sector of the taxable bond market led to pronounced deterioration of investor sentiment in most fixed-income and equity markets. Although municipal bonds had no direct exposure to troubled sub-prime mortgages, they suffered further when a number of major bond insurers announced massive sub-prime related losses in their mortgage-backed securities divisions and investment portfolios. The threat of credit-rating downgrades shook investors' confidence in bond insurers, causing prices of insured municipal bonds to fall. Even uninsured bonds were hurt by selling pressure among risk-averse investors.

The Federal Reserve Board responded to the credit crisis and economic downturn with aggressive reductions in short-term interest rates that drove the overnight federal funds rate from 5.25% at the start of the reporting period to 2.25% at the end. As short-term interest rates declined, so did yields of shorter term municipal bonds, but longer-term municipal bond yields climbed. As a result, the short-intermediate segment of the market's maturity range produced stronger returns than longer-dated securities.

### A Defensive Investment Posture Helped Cushion Volatility

The yield curve changed dramatically over the reporting period, moving from relatively flat to a steepening of approximately 100 basis points. During the reporting period, we moved further out on the yield curve in an attempt to capture the benefits of this change. Even as maturities were extended, the fund maintained an average maturity that was slightly shorter than industry averages. This position prevented the fund from participating fully in the interest-rate rally, but helped shelter it from the full brunt of heightened market volatility.

We increased our scrutiny of the underlying fundamentals of the fund's holdings as credit concerns intensified. However, even fundamentally sound bonds were hurt by selling pressure during the reporting period. Lower-rated and corporate-backed municipal bonds were among the fund's harder-hit holdings. On the other hand, housing-related and tax-supported issues held up relatively well.

### Finding Opportunities in a Weak Market

As of the reporting period's end, municipal bond yields were higher, on average, than yields of comparable taxable bonds. In our judgment, these unusual market conditions represent a good opportunity for long-term investors. Accordingly, we recently have reduced the fund's average maturity to take advantage of heavier-than-usual issuance of bonds with maturities or five years or less.

April 15, 2008

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

[4]  *The fund may continue to own investment-grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Short-Intermediate Municipal Bond Fund Class B shares and Class D shares and the Lehman Brothers 3-Year Municipal Bond Index

†   Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class B and Class D shares of Dreyfus Premier Short-Intermediate Municipal Bond Fund on 3/31/98 to a $10,000 investment made in the Lehman Brothers 3-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

Performance for Class B shares represent the performance of the fund's Class D shares for periods prior to March 12, 2003 (the inception date for Class B shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.

The fund invests primarily in short-intermediate term municipal securities and maintains a portfolio with a weighted average maturity ranging between 2 and 3 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

## Average Annual Total Returns *as of 3/31/08*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Class B shares** | | | |
| *with applicable redemption charge* † | **(1.13)%** | **0.97%** | **3.00%††** |
| *without redemption* | **2.87%** | **1.34%** | **3.00%††** |
| **Class D shares** | **3.90%** | **2.31%** | **3.10%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class D shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class D shares.*

†† *Total return performance figures presented for Class B shares of the fund represent the performance of the fund's Class D shares for periods prior to March 12, 2003 (the inception date for Class B shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short-Intermediate Municipal Bond Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended March 31, 2008

|  | Class B | Class D |
|---|---|---|
| Expenses paid per $1,000† | $    9.23 | $    3.84 |
| Ending value (after expenses) | $1,017.80 | $1,022.20 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

|  | Class B | Class D |
|---|---|---|
| Expenses paid per $1,000† | $    9.22 | $    3.84 |
| Ending value (after expenses) | $1,015.85 | $1,021.20 |

† *Expenses are equal to the fund's annualized expense ratio of 1.83% for Class B shares and .76% for Class D shares, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

March 31, 2008

| Long-Term Municipal Investments−94.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama−2.8%** | | | | |
| Jefferson County, Limited Obligation School Warrants | 5.00 | 1/1/09 | 2,000,000 | 1,900,400 |
| Mobile Industrial Development Board, PCR (Alabama Power Company Barry Plant Project) | 4.75 | 3/19/12 | 2,000,000 | 2,005,840 |
| **California−3.3%** | | | | |
| California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group) | 5.00 | 2/1/11 | 1,500,000 | 1,528,440 |
| California Municipal Finance Authority, SWDR (Waste Management, Inc. Project) | 4.10 | 9/1/09 | 1,000,000 | 1,002,580 |
| California Statewide Communities Development Authority, Insured Health Facility Revenue (Los Angeles Jewish Home for the Aging) | 4.50 | 11/15/13 | 2,000,000 | 2,034,800 |
| **Colorado−.6%** | | | | |
| Black Hawk, Device Tax Revenue | 5.00 | 12/1/12 | 760,000 | 783,689 |
| **District of Columbia−1.3%** | | | | |
| District of Columbia, Enterprise Zone Revenue (819 7th Street, LLC Issue) (LOC; Branch Banking and Trust Company) | 3.60 | 10/1/09 | 1,790,000 | 1,821,701 |
| **Florida−5.2%** | | | | |
| Florida Hurricane Catastrophe Fund Finance Corporation, Revenue | 5.00 | 7/1/10 | 2,000,000 | 2,092,540 |
| Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project) | 4.75 | 10/1/08 | 3,000,000 | 2,991,900 |
| Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA) | 5.00 | 5/1/11 | 2,000,000 | 2,098,960 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Georgia–3.7%** | | | | |
| Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project) | 5.00 | 9/1/08 | 835,000 | 846,239 |
| Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project) | 5.00 | 9/1/09 | 1,045,000 | 1,090,353 |
| Georgia, GO | 5.00 | 3/1/11 | 2,000,000 | 2,139,180 |
| Private Colleges and Universities Authority, Student Housing Revenue (Mercer Housing Corporation Project) | 6.00 | 6/1/11 | 980,000 | 1,024,100 |
| **Idaho–1.2%** | | | | |
| University of Idaho Regents, General Revenue (Insured; FSA) | 4.38 | 4/1/11 | 1,600,000 | 1,652,912 |
| **Illinois–2.5%** | | | | |
| Illinois Housing Development Authority, Housing Revenue | 3.85 | 7/1/09 | 870,000 | 880,475 |
| Upper Illinois River Valley Development Authority, MFHR (Morris Supportive Living Project) (LOC; Wells Fargo Bank) | 3.90 | 1/1/10 | 2,500,000 | 2,512,925 |
| **Iowa–.7%** | | | | |
| Coralville, Annual Appropriation GO Urban Renewal Bond Anticipation Project Notes | 4.25 | 6/1/09 | 1,000,000 | 1,002,610 |
| **Louisiana–3.9%** | | | | |
| Louisiana Offshore Terminal Authority, Deepwater Port Revenue (LOOP LLC Project) | 4.00 | 9/1/08 | 2,000,000 | 2,011,420 |
| Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project) | 4.00 | 7/1/11 | 975,000 | 986,066 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Louisiana (continued)** | | | | |
| Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC) | 4.00 | 3/1/10 | 1,095,000 | 1,120,656 |
| Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC) | 4.50 | 3/1/11 | 1,145,000 | 1,194,876 |
| **Maine—1.7%** | | | | |
| Maine Educational Loan Marketing Corporation, Subordinate Student Loan Revenue | 6.50 | 11/1/09 | 2,195,000 | 2,291,339 |
| **Michigan—1.9%** | | | | |
| Michigan Hospital Finance Authority, HR (Oakwood Obligated Group) | 5.00 | 11/1/10 | 1,500,000 | 1,561,290 |
| Michigan Strategic Fund, LOR (The Dow Chemical Company Project) | 4.60 | 6/1/08 | 1,075,000 | 1,072,646 |
| **New Jersey—3.7%** | | | | |
| Bayonne, TAN | 5.00 | 9/18/08 | 2,000,000 | 2,018,500 |
| Bayonne, Temporary Note | 5.00 | 10/24/08 | 2,000,000 | 2,022,620 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds | 4.25 | 6/1/11 | 1,000,000 | 994,980 |
| **New Mexico—1.9%** | | | | |
| Farmington, PCR (Southern California Edison Company Four Corners Project) (Insured; FGIC) | 3.55 | 4/1/10 | 1,800,000 | 1,809,720 |
| Jicarilla Apache Nation, Revenue | 4.00 | 9/1/08 | 765,000 | 768,152 |
| **New York—15.5%** | | | | |
| Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project) | 5.00 | 6/1/10 | 1,000,000 | 997,600 |
| New York City Housing Development Corporation, MFHR | 4.25 | 5/1/10 | 1,850,000 | 1,888,314 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York City Housing Development Corporation, MFHR | 3.95 | 11/1/10 | 4,500,000 | 4,517,595 |
| New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project) | 5.00 | 1/1/10 | 3,000,000 | 3,070,440 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 5.50 | 5/15/10 | 1,800,000 | 1,912,644 |
| New York State Housing Finance Agency, Affordable Housing Revenue | 4.05 | 11/1/10 | 2,000,000 | 2,040,580 |
| New York State Housing Finance Agency, MFHR (Crotona Estates Apartments) | 3.95 | 8/15/10 | 1,085,000 | 1,087,756 |
| New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments) | 4.40 | 2/15/11 | 2,000,000 | 2,020,760 |
| New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York) | 4.13 | 8/15/11 | 1,000,000 | 1,021,060 |
| Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project) | 4.20 | 11/1/08 | 845,000 | 848,152 |
| Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute Project) | 5.00 | 9/1/10 | 2,000,000 | 2,045,240 |
| **North Carolina—2.5%** | | | | |
| North Carolina Infrastructure Finance Corporation, COP (State of North Carolina 2005 Capital Improvements) | 5.00 | 2/1/11 | 2,780,000 | 2,953,194 |
| North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Deerfield Episcopal Retirement Community) | 3.80 | 11/1/09 | 500,000 | 501,075 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Ohio–8.3%** | | | | |
| Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/11 | 4,000,000 | 4,067,600 |
| Cuyahoga County, Housing Revenue (Riverside Park Homes Project) | 3.90 | 11/1/09 | 2,300,000 | 2,329,233 |
| Hamilton County, Local District Cooling Facilities Revenue (Trigen-Cinergy Solutions of Cincinnati LLC Project) | 4.60 | 6/1/09 | 2,000,000 | 2,035,140 |
| Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) | 3.75 | 10/1/08 | 3,000,000 | 3,023,520 |
| **Oklahoma–.6%** | | | | |
| Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA) | 3.00 | 12/1/08 | 800,000 | 806,216 |
| **Pennsylvania–5.0%** | | | | |
| Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center) | 4.10 | 5/1/09 | 525,000 | 528,344 |
| Allegheny County Hospital Development Authority, HR (Jefferson Regional Medical Center) | 4.20 | 5/1/10 | 550,000 | 553,833 |
| Allegheny County Industrial Development Authority, EIR (USX Corporation Project) | 4.75 | 11/1/11 | 2,000,000 | 2,031,560 |
| Harrisburg Authority, Resource Recovery Facility Revenue | 0.00 | 12/15/10 | 3,000,000 | 2,676,810 |
| Philadelphia Hospitals and Higher Education Facilities Authority, HR (The Children's Hospital of Philadelphia Project) | 4.25 | 7/1/11 | 1,000,000 | 1,043,130 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Rhode Island–2.0%** | | | | |
| Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligated Group Issue) | 5.00 | 5/15/11 | 2,600,000 | 2,700,256 |
| **South Carolina–1.9%** | | | | |
| Orangeburg Joint Governmental Action Authority, Capital Projects Sales and Use Tax Revenue (Orangeburg County, South Carolina Project) (Insured; MBIA) | 5.00 | 4/1/12 | 2,000,000 | 2,124,900 |
| Spartanburg, Water System Revenue (Insured; FSA) | 4.00 | 6/1/11 | 500,000 | 520,465 |
| **Tennessee–1.5%** | | | | |
| Memphis-Shelby County Airport Authority, Special Facilities Revenue (Federal Express Corporation) | 5.00 | 9/1/09 | 2,000,000 | 2,047,800 |
| **Texas–3.3%** | | | | |
| Bexar County Health Facilities Development Corporation, Revenue (Army Retirement Residence Foundation Project) | 5.00 | 7/1/11 | 605,000 | 622,485 |
| Matagorda County Navigation District Number One, PCR (AEP Texas Central Company Project) | 5.13 | 6/1/11 | 2,000,000 | 1,995,120 |
| Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue | 2.21 | 12/15/09 | 2,000,000 [a] | 1,920,000 |
| **Virginia–15.3%** | | | | |
| Arlington County Industrial Development Authority, RRR (Alexandria/Arlington Waste-to-Energy Facility) (Ogden Martin System of Alexandria/Arlington Inc. Project) (Insured; FSA) | 5.38 | 1/1/12 | 2,280,000 | 2,316,890 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Virginia (continued)** | | | | |
| Hopewell, Public Improvement | 5.00 | 7/15/09 | 3,250,000 | 3,256,695 |
| Louisa Industrial Development Authority, Solid Waste and Sewage Disposal Revenue (Virginia Electric and Power Company Project) | 4.25 | 4/1/10 | 3,000,000 | 3,054,210 |
| Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project–DETC Issue) | 3.30 | 10/1/08 | 1,485,000 | 1,492,603 |
| Riverside Regional Jail Authority, Jail Facility Senior RAN | 4.25 | 7/1/10 | 2,500,000 | 2,544,900 |
| Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds | 4.00 | 6/1/09 | 3,265,000 [b] | 3,289,585 |
| Virginia Housing Development Authority, Commonwealth Mortgage Revenue | 3.75 | 4/1/10 | 2,000,000 | 2,020,960 |
| Western Virginia Regional Jail Authority, Regional Jail Facility RAN | 4.13 | 12/1/09 | 3,000,000 | 3,038,010 |
| **Washington—1.5%** | | | | |
| Ocean Shores Local Improvement District Number 2007-01, BAN | 5.00 | 8/1/11 | 2,000,000 | 2,008,380 |
| **Wisconsin—.8%** | | | | |
| Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group) | 5.00 | 4/1/10 | 1,000,000 | 1,038,940 |
| **U.S. Related—1.5%** | | | | |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/12 | 2,000,000 | 2,115,520 |
| **Total Long-Term Municipal Investments** (cost $128,463,904) | | | | **129,369,424** |

| Short-Term Municipal Investments−4.7% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania−2.5%** | | | | |
| Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 10.00 | 4/7/08 | 3,400,000 c | 3,400,000 |
| **Texas−2.2%** | | | | |
| North Texas Tollway Authority, BAN | 4.13 | 11/19/08 | 3,000,000 | 3,000,990 |
| **Total Short-Term Municipal Investments** (cost $6,400,000) | | | | **6,400,990** |
| **Total Investments** (cost $134,863,904) | | | **98.8%** | **135,770,414** |
| **Cash and Receivables (Net)** | | | **1.2%** | **1,657,296** |
| **Net Assets** | | | **100.0%** | **137,427,710** |

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) [†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 25.0 |
| AA | | Aa | | AA | 14.4 |
| A | | A | | A | 27.2 |
| BBB | | Baa | | BBB | 18.7 |
| F1 | | MIG1/P1 | | SP1/A1 | 5.5 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | 9.2 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[d]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 134,863,904 | 135,770,414 |
| Cash | | 116,111 |
| Interest receivable | | 1,739,029 |
| Receivable for shares of Beneficial Interest subscribed | | 48,371 |
| Prepaid expenses | | 26,314 |
| | | **137,700,239** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 87,040 |
| Payable for shares of Beneficial Interest redeemed | | 119,723 |
| Accrued expenses | | 65,766 |
| | | **272,529** |
| **Net Assets ($)** | | **137,427,710** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 143,562,363 |
| Accumulated net realized gain (loss) on investments | | (7,041,163) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 906,510 |
| **Net Assets ($)** | | **137,427,710** |

## Net Asset Value Per Share

|  | Class B | Class D |
|---|---|---|
| Net Assets ($) | 429,008 | 136,998,702 |
| Shares Outstanding | 33,750 | 10,777,186 |
| **Net Asset Value Per Share ($)** | **12.71** | **12.71** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended March 31, 2008

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **5,600,233** |
| **Expenses:** | |
| Management fee–Note 3(a) | 700,254 |
| Distribution fees–Note 3(b) | 143,472 |
| Shareholder servicing costs–Note 3(c) | 88,385 |
| Professional fees | 57,294 |
| Registration fees | 35,000 |
| Custodian fees–Note 3(c) | 12,210 |
| Prospectus and shareholders' reports | 11,903 |
| Trustees' fees and expenses–Note 3(d) | 4,681 |
| Loan commitment fees–Note 2 | 1,427 |
| Miscellaneous | 28,327 |
| **Total Expenses** | **1,082,953** |
| Less–reduction in fees due to earnings credits–Note 1(b) | (5,249) |
| **Net Expenses** | **1,077,704** |
| **Investment Income–Net** | **4,522,529** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (120,646) |
| Net unrealized appreciation (depreciation) on investments | 986,329 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **865,683** |
| **Net Increase in Net Assets Resulting from Operations** | **5,388,212** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended March 31, | |
| --- | --- | --- |
| | 2008 | 2007 |
| **Operations ($):** | | |
| Investment income–net | 4,522,529 | 4,792,857 |
| Net realized gain (loss) on investments | (120,646) | (813,164) |
| Net unrealized appreciation (depreciation) on investments | 986,329 | 1,480,718 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,388,212** | **5,460,411** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class B shares | (11,557) | (18,804) |
| Class D shares | (4,461,921) | (4,680,224) |
| **Total Dividends** | **(4,473,478)** | **(4,699,028)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class B shares | 3 | 191,953 |
| Class D shares | 11,544,017 | 16,542,964 |
| Dividends reinvested: | | |
| Class B shares | 6,655 | 11,109 |
| Class D shares | 3,864,872 | 4,098,457 |
| Cost of shares redeemed: | | |
| Class B shares | (419,179) | (390,071) |
| Class D shares | (25,830,737) | (67,718,108) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(10,834,369)** | **(47,263,696)** |
| **Total Increase (Decrease) in Net Assets** | **(9,919,635)** | **(46,502,313)** |
| **Net Assets ($):** | | |
| Beginning of Period | 147,347,345 | 193,849,658 |
| **End of Period** | **137,427,710** | **147,347,345** |

|  | Year Ended March 31, | |
|  | 2008 | 2007 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class B**[a] | | |
| Shares sold | – | 15,258 |
| Shares issued for dividends reinvested | 527 | 881 |
| Shares redeemed | (33,213) | (30,976) |
| **Net Increase (Decrease) in Shares Outstanding** | **(32,686)** | **(14,837)** |
| **Class D**[a] | | |
| Shares sold | 911,429 | 1,312,879 |
| Shares issued for dividends reinvested | 305,490 | 325,255 |
| Shares redeemed | (2,042,957) | (5,376,668) |
| **Net Increase (Decrease) in Shares Outstanding** | **(826,038)** | **(3,738,534)** |

[a] *During the period ended March 31, 2008, 44,731 Class B shares representing $782,299, were automatically converted to 47,021 Class D shares and during the period ended March 31, 2007, 289 Class B shares representing $3,624 were automatically converted to 289 Class D shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| **Class B Shares** | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.63 | 12.57 | 12.65 | 12.93 | 12.98 |
| Investment Operations: | | | | | |
| Investment income—net[a] | .27 | .25 | .19 | .18 | .22 |
| Net realized and unrealized gain (loss) on investments | .09 | .05 | (.08) | (.28) | (.05) |
| Total from Investment Operations | .36 | .30 | .11 | (.10) | .17 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.28) | (.24) | (.19) | (.18) | (.22) |
| Dividends from net realized gain on investments | – | – | – | (.00)[b] | – |
| Total Distributions | (.28) | (.24) | (.19) | (.18) | (.22) |
| Net asset value, end of period | 12.71 | 12.63 | 12.57 | 12.65 | 12.93 |
| **Total Return (%)[c]** | 2.87 | 2.39 | .88 | (.74) | 1.35 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.79 | 1.72 | 1.70 | 1.65 | 1.69 |
| Ratio of net expenses to average net assets | 1.78 | 1.72 | 1.70 | 1.65[d] | 1.69 |
| Ratio of net investment income to average net assets | 2.23 | 1.94 | 1.50 | 1.42 | 1.67 |
| Portfolio Turnover Rate | 62.90 | 48.46 | 45.00 | 33.55 | 38.06 |
| Net Assets, end of period ($ x 1,000) | 429 | 839 | 1,021 | 1,795 | 1,292 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Exclusive of sales charge.*
[d]  *The difference for the period represents less than .01%.*
*See notes to financial statements.*

| | | Year Ended March 31, | | | |
|---|---|---|---|---|---|
| **Class D Shares** | 2008 | 2007 | 2006[a] | 2005 | 2004 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.63 | 12.57 | 12.66 | 12.93 | 12.98 |
| Investment Operations: | | | | | |
| Investment income—net[b] | .41 | .36 | .31 | .30 | .35 |
| Net realized and unrealized<br>   gain (loss) on investments | .08 | .06 | (.09) | (.27) | (.05) |
| Total from Investment Operations | .49 | .42 | .22 | .03 | .30 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.41) | (.36) | (.31) | (.30) | (.35) |
| Dividends from net realized<br>   gain on investments | – | – | – | (.00)[c] | – |
| Total Distributions | (.41) | (.36) | (.31) | (.30) | (.35) |
| Net asset value, end of period | 12.71 | 12.63 | 12.57 | 12.66 | 12.93 |
| **Total Return (%)** | 3.90 | 3.37 | 1.75 | .26 | 2.31 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>   to average net assets | .77 | .76 | .76 | .74 | .75 |
| Ratio of net expenses<br>   to average net assets | .77[d] | .76 | .76 | .74[d] | .75 |
| Ratio of net investment income<br>   to average net assets | 3.23 | 2.89 | 2.44 | 2.34 | 2.68 |
| Portfolio Turnover Rate | 62.90 | 48.86 | 45.00 | 33.55 | 38.06 |
| Net Assets, end of period ($ x 1,000) | 136,999 | 146,509 | 192,828 | 223,267 | 276,976 |

[a]  *On January 26, 2006, the fund's Board of Trustees approved, effective as of the close of business on March 24, 2006 (the Effective Date) reclassifying all of the fund's Class A and Class P shares as Class D shares of the fund.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Amount represents less than $.01 per share.*
[d]  *The difference for the period represents less than .01%.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Short-Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class B and Class D. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D shares are sold at net asset value per share directly by Dreyfus and through certain banks and fund supermarkets, and as a part of certain wrap-fee programs. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credit as an expense offset in the Statement of Operations.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital losses carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gains sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended March 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At March 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $102,724, undistributed ordinary income $66,892, accumulated capital losses $7,138,381 and unrealized appreciation $936,836.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2008. If not applied, $5,399,245 of the carryover expires in fiscal 2011, $44,004 expires in fiscal 2012, $278,375 expires in fiscal 2014, $958,575 expires in fiscal 2015 and $458,182 expires in fiscal 2016.

The tax characters of distributions paid to shareholders during the fiscal periods ended March 31, 2008 and March 31, 2007 were as follows: tax exempt income of $4,473,478 and $4,699,028, respectively.

During the period ended March 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $49,051, increased accumulated net realized gain (loss) on investments by $35,366 and increased paid-in capital by $13,685. Net assets and net asset value per share were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2008, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed with respect to Class D shares, 1½% of the value of the fund's average daily net assets, attributable to Class D shares, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended March 31, 2008, there was no expense reimbursement pursuant to the Agreement.

During the period ended March 31, 2008, the Distributor retained $2,880 from CDSC on redemptions of the fund's Class B shares.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class D shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B shares and .10% of the value of the average daily net assets of Class D shares. During the period ended March 31, 2008, Class B and Class D shares were charged $3,947 and $139,525, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class B shares pay the distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class B shares were charged $1,316, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $46,233, pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $3,429 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with the Bank of New York, the fund was charged $10,127 for providing custodial services for the fund for the nine months ended March 31, 2008. Prior to becoming an affiliate, The Bank of New York was paid $2,083 for custody services to the fund for the three months ended June 30, 2007.

During the period ended March 31, 2008, the fund was charged $5,541 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consists of: management fees $58,239, Rule 12b-1 distribution plan fees $11,884, shareholder services plan fees $91, custodian fees $6,844, chief compliance officer fees $2,709 and transfer agency per account fees $7,273.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $81,507,382 and $84,028,229, respectively.

At March 31, 2008, the cost of investments for federal income tax purposes was $134,833,578, accordingly, accumulated net unrealized appreciation on investments was $936,836, consisting of $1,246,087 gross unrealized appreciation and $309,251 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier Short-Intermediate Municipal Bond Fund**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Short-Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2008 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Short-Intermediate Municipal Bond Fund at March 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
May 21, 2008

## IMPORTANT TAX INFORMATION <sub>(Unaudited)</sub>

In accordance with Federal tax law, the Fund hereby designates all the dividends paid from investment income-net during its fiscal year ended March 31, 2008 as "exempt-interest dividends" (not generally subject to regular Federal income tax).

As required by Federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV which will be mailed by January 31, 2009.

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 163

---

**Clifford L. Alexander, Jr. (74)**
**Board Member (1997)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 51

---

**David W. Burke (71)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 85

**Whitney I. Gerard (73)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 28

——————————

**George L. Perry (74)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*No. of Portfolios for which Board Member Serves:* 26

——————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Lucy Wilson Benson, Emeritus Board Member*
*Arthur A. Hartman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**RICHARD CASSARO, Assistant Treasurer since September 2007.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier
Short-Intermediate
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

## Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

## Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

## Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Class B: DSBBX     Class D: DSIBX

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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